UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______
Commission File No: 001-12822

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BEAZER HOMES USA, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Beazer Homes USA, Inc.

1000 Abernathy Rd
Suite 260
Atlanta, Georgia 30328

REQUIRED INFORMATION
The Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2014 and 2013, and the supplemental schedule as of December 31, 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as part of the annual report and appear immediately after the signature page . Written consent to the incorporation of the Plan’s financial statements in registration statements on Form S-8 and Form S-3 under the Securities Act of 1933 is attached hereto as Exhibit 23.
SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN
By:

/s/ Catherine Lafiandra	June 24, 2015
Catherine Lafiandra
Plan Administrator Beazer Homes USA, Inc.

/s/ Kenneth F. Khoury	June 24, 2015
Kenneth F. Khoury
Executive Vice President, Chief Administrative Officer and General Counsel of Beazer Homes USA, Inc.

Beazer Homes USA, Inc.
401(k) Plan
Table of Contents

Report of Independent Registered Public Accounting Firm	3
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	5
Notes to Financial Statements	6
Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2014	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants in and Plan Administrator of
Beazer Homes USA, Inc. 401(k) Plan
Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Beazer Homes USA, Inc. 401(k) Plan (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 24, 2015

Beazer Homes USA, Inc. 401(k) Plan Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
ASSETS:
Participant directed investments, at fair value	$74,063,351	$72,155,235
Receivables:
Notes receivable from participant loans	1,181,647	1,020,848
Net assets available for benefits, at fair value	75,244,998	73,176,083
Adjustment from fair value to contract value for fully benefit-responsive Stable Value Fund	(113,594)	(116,107)
Net assets available for benefits	$75,131,404	$73,059,976
See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2014	2013
CONTRIBUTIONS:
Participants	$5,659,301	$4,790,254
Employer	1,796,914	1,345,837
Rollovers	1,482,510	1,288,562
Total contributions	8,938,725	7,424,653

Investment income:
Interest and dividends	2,748,088	3,331,063
Net appreciation in fair value of investments	1,274,674	9,417,799
Net investment income	4,022,762	12,748,862

DEDUCTIONS:
Distributions to participants	(10,333,847)	(11,290,337)
Administrative expenses	(122,483)	(56,353)
Total deductions	(10,456,330)	(11,346,690)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	2,505,157	8,826,825

TRANSFER OUT OF PLAN	(433,729)	—

INCREASE IN NET ASSETS	2,071,428	8,826,825

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	73,059,976	64,233,151
End of year	$75,131,404	$73,059,976
See accompanying notes to financial statements.

Beazer Homes USA, Inc. 401(k) Plan
Notes to Financial Statements
1. Description of Plan
The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits. The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”). The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective February 2013, participants may choose to make contributions on an after-tax basis through a Roth 401(k) option. Contributions and earnings for the Roth 401(k) option are not subject to taxation at the time of distribution, as long as the distribution is a “qualified distribution” made no earlier than five years after the first Roth 401(k) contribution to the Plan. A qualified distribution is a distribution after separation of service, due to death, disability or after age 59½.
Eligibility — All employees who have attained 21 years of age are automatically enrolled in the Plan at a contribution rate of 4% of his/her pretax eligible earnings on the first day of the month following the completion of 30 days of service. If an employee does not make an election, these contributions are initially invested in an age-based target retirement date investment fund. At any time, an employee has the option to change his/her contribution rate, which changes are effective on the first day of the following month, and investment election(s) which changes are effective as soon as administratively feasible.
Contributions — Contributions to the Plan are comprised of salary deferral contributions by Plan participants, Company matching contributions, Company discretionary contributions, and rollovers from other plans. Non-highly compensated employees may elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to the annual dollar Internal Revenue Service (“IRS”) limits. There is an administrative limit on the salary deferral contributions of highly compensated employees equal to 15% of annual compensation on a pre-tax basis, up to the annual dollar IRS limits. In addition, the Company’s matching contributions are discretionary, but the Company has historically made Company matching contributions equal to 50% of the first 6% of annual earnings contributed by the employees. The Company made such matching contributions for the years ended December 31, 2014 and 2013.
The Company may elect, at the discretion of the Company's Board of Directors, to make an additional discretionary contribution. The Company did not make any additional discretionary contributions for the years ended December 31, 2014 and 2013.
Participant Accounts — Individual accounts are maintained for each Plan participant. Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals and an allocation of the Plan’s losses and administrative expenses, as applicable. The benefit to which a participant is entitled is the vested balance in his or her account.
Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.
Each participant may direct the investment of his or her account to the various investment options currently offered by the Plan.
Vesting and Forfeitures — Participants become vested in the Company matching contributions and the Company discretionary contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested
Less than two years	—%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%
Non-vested amounts forfeited upon termination are used to reduce future Company contributions and eligible plan expenses. At December 31, 2014 and 2013, forfeited non-vested accounts available to reduce future Company contributions totaled approximately $110,000 and $70,000, respectively. During the years ended December 31, 2014 and 2013, Company’s contributions were reduced by forfeitures for approximately $360,000 and $479,000, respectively.
The participant salary deferral contributions are fully vested and non-forfeitable at all times.

Participant Loans — A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and the vested portion of the Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000 reduced by the highest outstanding loan amount in the past 12 months. Such loans bear interest at a fixed rate for the term of the loan, equal to the prime rate at the beginning of the month in which the loan is made plus 1% (4.25% at December 31, 2014 and 2013, respectively). The loan balance is collateralized by the participant’s account. The loans are repaid through payroll deductions over periods generally ranging from one to five years except that the repayment period for loans made for the purchase of a home may range from one to ten years. These periods may be extended for leaves of absences due to military duty or disability.
Distributions — Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary may receive his or her vested interest, net of the outstanding loan balance, in the Plan in the form of a lump-sum payment.
Payment of Benefits — Effective January 1, 2013, the Plan made changes regarding how distributions for terminated employees would be handled. If a participant terminates, they will be notified that they can take a distribution. However, if the participant fails to respond and their account value is between $1,000 and $5,000, their account will be converted into a Fidelity IRA account outside of the Plan.
Administrative Expenses — Administrative costs and expenses are generally paid by the Company, with the exception of miscellaneous charges for loans and distributions.
Transfer of Net Assets Available for Benefits — In June 2014, Beazer Pre-Owned Rental Homes, Inc. ("BPRH"), a former subsidiary of the Company, was sold to American Homes 4 Rent, a non-related participating employer. As a result of this sale, any current and former employees of BPRH were no longer eligible to participate in the Plan, and their net assets available for benefits were transferred out of the Plan. The total assets transferred was $433,729.
2. Summary of Significant Accounting Policies
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Investment Valuation and Income Recognition — The Fidelity Managed Income Portfolio Fund is a stable value fund established under the Declaration of Trust for the Fidelity Group Trust for Employee Benefit Plans (the “Stable Value Fund” or “Fund”). The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Stable Value Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Stable Value Fund will be able to maintain this value. There are no restrictions on participant redemptions.
The Stable Value Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities and enters into “wrapper” contracts issued by third parties. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. The Stable Value Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. Wrap contracts are not transferable, have no trading market and there are a limited number of wrap issuers. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. In the event that wrap contracts fail to perform as intended, the Stable Value Fund’s NAV may decline if the market value of its assets declines. The Stable Value Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations which may be affected by future economic and regulatory developments.
Investments, other than investments in the Stable Value Fund, are stated at fair value based on quoted market prices in an active market. The Stable Value Fund is stated at fair value as determined by the issuer of the Stable Value Fund based on the fair value of the underlying investments and then adjusted to contract value as described above. Net appreciation or depreciation in the fair value of investments represents the change in fair value during the year, including realized gains and losses on investments sold during the period.
In accordance with Accounting Standards Codification (“ASC”) No. 946-210-45-9-19 Fully Benefit Responsive Investment Contracts, the Stable Value Fund is included at fair value in participant-directed investments in the Statements of Net Assets Available for Benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefit payments are recorded upon distribution.
Recent Accounting Pronouncement — In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2015-07 ("ASU 2015-07"), Disclosure for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), Fair Value Measurement (Topic 820). For items required to be disclosed at fair value, ASU 2015-07 requires categorization by level (refer to footnote 4 for definition and discussion of levels), as well as information about transfers between Level 1 and Level 2. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient and changes certain of the related disclosure guidelines. The new guidance is effective for reporting periods beginning after December 15, 2015, with early adoption permitted. The ASU is to be applied retrospectively in all periods presented in an entity’s financial statements. The Plan did not early adopt this guidance as of year-end. Although Plan management is still assessing the impact of this ASU on the disclosures in the financial statements, the adoption is not expected to have a material effect on the Plan's statements of net assets available for benefits or statement of changes in net assets available for benefits.
3. Investments
The following table presents the investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013:

	2014		2013
	Shares	Amount	Shares	Amount
Fidelity Contrafund K	86,491	$8,467,494	91,442	$8,784,847
Fidelity Managed Income Portfolio	7,658,005	$7,771,599	7,586,852	$7,702,959
Fidelity Mid Cap Stock K Fund*	139,164	$5,342,511	—	$—
Spartan 500 Index Advantage Fund	68,251	$4,972,061	64,108	$4,198,432
Vanguard Target Retirement 2040	164,447	$4,893,952	148,960	$4,218,560
Vanguard Target Retirement 2025	290,419	$4,800,625	313,458	$4,936,968
Fidelity International Discovery K Fund	119,521	$4,528,643	131,384	$5,307,911
American Beacon Large Cap Value Inst Fund	141,197	$4,111,668	139,300	$4,004,883
Fidelity Balanced K Fund	180,311	$4,105,685	193,837	$4,407,847
Columbia Acorn Y Fund**	—	$—	160,192	$6,076,065
*Added as an underlying investment during 2014.
**Removed as an underlying investment during 2014.

Net appreciation (depreciation) in fair value of investments, including realized and unrealized gains and losses on investments, for the years ended December 31, 2014 and 2013 is comprised of the following:

	2014	2013
Spartan 500 Index Advantage Fund	$472,655	$973,983
JHancock Disciplined Value Mid Cap Fund	272,678	10,560
Vanguard Target Retirement 2040 Fund	227,197	13,355
Vanguard Target Retirement 2025 Fund	195,238	9,370
Fidelity Contrafund K	175,718	44,002
Vanguard Target Retirement 2020 Fund	144,234	5,368
Vanguard Target Retirement 2035 Fund	126,564	5,961
Vanguard Target Retirement 2030 Fund	124,039	5,448
Vanguard Target Retirement 2045 Fund	82,296	4,726
Undiscovered Managers Behavioral Value Fund	48,530	3,541
American Beacon Large Cap Value Inst Fund	44,264	19,593
Vanguard Target Retirement 2015 Fund	38,667	795
Fidelity Balanced K Fund	32,120	13,549
Vanguard Target Retirement 2050 Fund	23,937	1,104
Vanguard Target Retirement Income Fund	21,321	487
Vanguard Target Retirement 2055 Fund	7,378	252
Vanguard Target Retirement 2060 Fund	114	—
Fidelity Managed Income Portfolio	5	28,684
Fidelity Contrafund	—	1,676,768
American Beacon Large Cap Value Fund	—	1,031,894
Fidelity International Discovery Fund	—	987,068
Morgan Stanley Mid Cap Growth	—	857,812
Fidelity Balanced Fund	—	486,709
Columbia Acorn Fund	—	471,354
Fidelity Freedom 2040 Fund	—	467,092
Fidelity Freedom 2025 Fund	—	402,139
Fidelity Freedom 2030 Fund	—	291,664
Goldman Sachs Mid Cap Value Fund	—	280,681
Fidelity Freedom 2035 Fund	—	266,411
Allianz NFJ Small Cap Value Fund	—	261,170
Fidelity Freedom 2020 Fund	—	254,462
Fidelity Freedom 2045 Fund	—	154,851
Fidelity Freedom 2015 Fund	—	75,952
Fidelity Freedom 2050 Fund	—	44,713
Fidelity Freedom 2010 Fund	—	23,743
Fidelity Freedom 2055 Fund	—	6,443
Fidelity Freedom 2005 Fund	—	1,927
Fidelity Freedom 2000 Fund	—	33
Fidelity Freedom Income Fund	—	(27,380)
PIMCO Real Return Bond Advantage Fund	—	(44,474)
PIMCO Total Return Fund	—	(188,216)
Stock Purchase Money Market Account	(113)	151
PIM Real Return Fund	(5,669)	(1,101)
PIM Total Return Fund	(11,332)	(2,999)
Fidelity Mid Cap Stock K	(56,938)	—
TRP New Horizons Fund	(56,989)	99,497
Columbia Acorn Y Fund	(133,043)	22,474
Beazer Homes USA, Inc. Company Stock Fund	(169,347)	260,740
Fidelity International Discovery K Fund	(297,200)	14,529
Self-Managed Account & Other	(31,650)	100,914
Total	$1,274,674	$9,417,799

4. Fair Value Measurements
The Plan accounts for its investments under the fair value hierarchy of ASC 820 “Fair Value Measurements and Disclosures.” The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
As required by ASC 820, the Plan’s assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan held no Level 3 assets as of December 31, 2014 or 2013. The following table sets forth by level within the fair value hierarchy the Plan’s investment assets at fair value, as of December 31, 2014 and 2013:

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$21,656,907	$—	$—	$21,656,907
Mid Cap	8,435,520	—	—	8,435,520
Small Cap	2,633,465	—	—	2,633,465
International	4,528,643	—	—	4,528,643
Blended	23,756,445	—	—	23,756,445
Bond/Managed Income	3,779,178	—	—	3,779,178
Employer Securities	569,720	—	—	569,720
Self-Managed Account (1)	931,874	—	—	931,874
Stable Value Fund (2)	—	7,771,599	—	7,771,599
Total investment assets at fair value	$66,291,752	$7,771,599	$—	$74,063,351

	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Cap	$21,396,009	$—	$—	$21,396,009
Mid Cap	8,797,589	—	—	8,797,589
Small Cap	2,533,555	—	—	2,533,555
International	5,307,911	—	—	5,307,911
Blended	21,146,997	—	—	21,146,997
Bond/Managed Income	3,616,481	—	—	3,616,481
Employer Securities	833,090	—	—	833,090
Self-Managed Account (1)	820,644	—	—	820,644
Stable Value Fund (2)	—	7,702,959	—	7,702,959
Total investment assets at fair value	$64,452,276	$7,702,959	$—	$72,155,235
(1) The self-managed account is a self-directed brokerage account that consists of common stock investments, mutual fund investments, and cash. The fair value of the mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1.
(2) Investments in the fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments.

5. Federal Income Tax Status
Effective February 25, 2010, the Plan adopted a Volume Submitter Defined Contribution Plan (“Volume Submitter Plan”). The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore, the Plan continues to qualify under Section 401(a); this was confirmed in 2014 by the receipt of an opinion letter from the IRS. Accordingly, the related trust continues to be tax exempt as of December 31, 2014 and no provision for income tax has been included in the Plan’s financial statements.
GAAP requires the Plan Administrator to evaluate uncertain tax position taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
6. Exempt Party-In-Interest Transactions
Party-in-interest investments held by the Plan included 29,402 shares and 34,090 shares of Beazer Homes USA, Inc. common stock at December 31, 2014 and 2013, with a fair value of approximately $569,000 and $832,000, respectively. There were no dividends earned on Beazer Homes USA, Inc. common stock for the years ended December 31, 2014 and 2013.
Certain Plan investments are shares of investment funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.
7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements, at contract value	$75,131,404	$73,059,976
Adjustment from contract value to fair value for the fully benefit-responsive Stable Value Fund	113,594	116,107
Net assets available for benefits per the financial statements, at fair value	75,244,998	73,176,083
Deemed distributions	(25,003)	(23,499)
Net assets available for benefits per Form 5500, at fair value	$75,219,995	$73,152,584
The following is a reconciliation of net increase (decrease) in net assets available for benefits per the financial statements for the years ended December 31, 2014 and 2013, to the Form 5500:

	2014	2013
Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets available for benefits before plan transfers per the financial statements	$2,505,157	$8,826,825
Change in adjustment from contract value to fair value for the fully benefit-responsive Stable Value Fund	(2,513)	(133,361)
Change in deemed distributions	(1,504)	8,040
Net income per Form 5500	$2,501,140	$8,701,504

Beazer Homes USA, Inc. 401(k) Plan FORM 5500, SCHEDULE H, PART IV, LINE 4i —
Employer ID No: 58-2086934, Plan Number: 001
SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2014

		Description of Investment,
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,		Current
(a)	Lessor, or Similary Party	Collateral, Par, or Maturity Value	Cost	Value
		EMPLOYER SECURITIES:
*	Beazer Homes USA, Inc.	Beazer Homes USA, Inc. Company Stock, 29,402 shares	**	$569,218
*	Fidelity	Stock Purchase Money Market Account	**	501

		Beazer Homes USA, Inc. Stock Fund		569,719

		STABLE VALUE FUND:
*	Fidelity	Fidelity Managed Income Portfolio, 7,658,005 shares	**	7,771,599

		REGISTERED INVESTMENT COMPANIES:
	PIMCO Advisors	PIM Total Return Fund, 303,434 shares	**	3,234,605
	PIMCO Advisors	PIM Real Return Fund, 49,869 shares	**	544,573
	American Beacon	American Beacon Large Cap Value Inst Fund 141,197 shares	**	4,111,668
	JP Morgan	Undiscovered Managers Behavioral Value Fund, 30,177 shares	**	1,671,488
	John Hancock	JHancock Disciplined Value Mid Cap Fund, 154,883 shares	**	3,093,008
*	Fidelity	Spartan 500 Index Advantage Fund, 68,251 shares	**	4,972,061
*	T. Rowe Price	TRP New Horizons Fund, 21,973 shares	**	961,977
*	Fidelity	Fidelity Balanced K Fund, 180,311 shares	**	4,105,685
*	Fidelity	Fidelity Contrafund K, 86,491 shares	**	8,467,494
*	Fidelity	Fidelity International Discovery K Fund, 119,521 shares	**	4,528,643
*	Fidelity	Fidelity Mid Cap Stock K Fund, 139,164 shares	**	5,342,511
*	Vanguard	Vanguard Target Retirement 2015 Fund, 80,509 shares	**	1,230,981
*	Vanguard	Vanguard Target Retirement 2020 Fund, 96,348 shares	**	2,742,073
*	Vanguard	Vanguard Target Retirement 2025 Fund, 290,419 shares	**	4,800,625
*	Vanguard	Vanguard Target Retirement 2030 Fund, 102,227 shares	**	2,968,668
*	Vanguard	Vanguard Target Retirement 2035 Fund, 173,080 shares	**	3,087,755
*	Vanguard	Vanguard Target Retirement 2040 Fund, 164,447 shares	**	4,893,952
*	Vanguard	Vanguard Target Retirement 2045 Fund, 124,724 shares	**	2,326,112
*	Vanguard	Vanguard Target Retirement 2050 Fund, 24,295 shares	**	719,627
*	Vanguard	Vanguard Target Retirement 2055 Fund, 9,297 shares	**	297,319
*	Vanguard	Vanguard Target Retirement 2060 Fund, 595 shares	**	16,785
*	Vanguard	Vanguard Target Retirement Income Fund, 52,095 shares	**	672,549

		OTHER:
*	Various	Self-Managed Account	**	931,874

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 4.25% to 9.25%, and various maturity dates through October 2022	**	1,181,647

		Adjustment from fair value to contract value for Stable Value Fund		—

				$75,244,998

*	Party In Interest

**	Cost information is not required for participant-directed investments and, therefore, is not included.